

March 13, 2013

Via E-mail
Mr. Steven Fisher
Chief Financial Officer
Novelis Inc.
3560 Lenox Road, Suite 2000
Atlanta, Georgia 30326

      RE: **Novelis Inc.**
              Form 10-K for the Year Ended March 31, 2012
              Filed May 24, 2012
              Form 10-Q for the Period Ended December 31, 2012
              Filed February 12, 2013
              Form 8-K
              Filed February 12, 2013
              Response dated February 27, 2013
              File No. 1-32312

Dear Mr. Fisher:

      We have reviewed your response letter dated February 27, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Segment Review, page 42

2. We note your response to comment four in our letter dated February 1, 2013. Please show us in your supplemental response what the revisions will look like in future filings to clarify which specific facilities impacted depreciation expense as well as whether this is due to the assets being fully impaired or being classified as assets held for sale.

Liquidity and Capital Resources

Availability Liquidity, page 52

3. We note your response to comment six in our letter dated February 1, 2013. Your response to comment 23 in our letter dated February 1, 2013 indicates that there are restrictions on the ability of certain subsidiaries to distribute funds to you whereas your response to comment six indicates that cash held outside Canada is free from significant restrictions that would prevent cash from being accessed to meet your liquidity needs. Please further clarify in your disclosures the apparent inconsistencies in these responses.

Operating Activities, page 52

4. We note your response to comment eight in our letter dated February 1, 2013. Please expand your disclosures to explain the underlying reasons for changes in working capital components. In this regard, we note your expanded disclosure in your Form 10-Q for the period ended December 31, 2012 indicates that the increase in working capital in the current year was primarily the result of a $200 million increase in inventory due to higher quantities on hand, partially offset by your forfaiting and factoring of trade receivables. Expand your disclosures to address (i) why you have higher inventories on hand, especially in light of your declining sales, and (ii) what management considers when deciding whether or not to forfait and factor trade receivables. It also appears that you should discuss the impact that the decline in accounts payable had on your operating cash flows.

Contractual Obligations, page 56

5. We note your response to comment nine in our letter dated February 1, 2013. In a similar manner to your response, please expand your disclosures to explain why you have not included payments related to derivative instruments in your table. You have disclosed the expected cash flows from derivative contracts for the upcoming financial period in your Liquidity disclosures. Please disclose these expected cash flows in a note to your table of contractual obligations or cross reference to where these disclosures can be found.

Mr. Steven Fisher
Novelis Inc.
March 13, 2013
Page 3

Critical Accounting Policies

Impairment of Long Lived Assets and Other Intangible Assets, page 59

6. We note your response to comment 11 in our letter dated February 1, 2013. Please expand your disclosures to explain how you determine an asset's usage. Specifically address how you determine an asset's usage to be on an individual asset level versus being aggregated at a higher level including a region-wide grouping.

Income Taxes, page 61

7. We note your response to comment 12 in our letter dated February 1, 2013. Please also disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets of $145 million.

Financial Statements

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 76

8. We note your response to comment 13 in our letter dated February 1, 2013. If amounts related to tolling revenues become material, please separately present the amount of revenues and corresponding costs of revenues related to this service revenue pursuant to Rule 5-03 of Regulation S-X as well as disclose your revenue recognition policy.

Note 5. Assets Held for Sale, page 87

9. We note your response to comment 16 in our letter dated February 1, 2013. If material, please discuss in MD&A the impact of the sale of three plants on your results of operations.

Note 13. Postretirement Benefit Plans, page 101

10. We note your response to comment 19 in our letter dated February 1, 2013. In a similar manner to your response, please disclose what led you to combine disclosures about domestic and foreign plans, including that 91% of the total benefit obligation was attributable to foreign plans and that you determined the assumptions were not significantly different.

Note 18. Income Taxes, page 114

11. We note your response to comment 20 in our letter dated February 1, 2013. Please disclose the cumulative amount of undistributed earnings in your foreign subsidiaries for which you have not recorded a tax provision. Refer to ASC 740-30-50-2. Your disclosures appear to only refer to net earnings for the year ended March 31, 2012.

Form 10-Q for the Period Ended December 31, 2012

Note 7. Debt, page 14

12. Note (A) states that the interest rates presented in your table do not include the effects of the debt exchange completed in fiscal 2009, the series of refinancing transactions completed in fiscal 2011, and the additional borrowing in fiscal 2012. Please expand your disclosures to explain why the interest rates presented would not reflect each of these transactions.

Note 16. Segment, Major Customer and Major Supplier Information, page 32

13. The "Eliminations and other" column includes eliminations and functions that are managed directly from your corporate office that have not been allocated to your operating segments as well as the adjustment for proportional consolidation. Please present amounts related to eliminations or reversal of transactions between reportable segments as well as the adjustment for proportional consolidation separately from other items. Refer to ASC 280-10-50-31. Based on the description provided, please expand your disclosures to explain why this column results in increases to revenue.

Note 18. Supplemental Guarantor Information, page 36

14. Certain prior period amounts have been revised to reflect the appropriate classification of certain subsidiaries between Parent, Guarantors, and Non-Guarantors. You determined that these revisions were immaterial to your current and previously issued financial statements. Please provide us with a summary of the changes that were made and the materiality analysis performed in determining that these revisions were immaterial.

Form 8-K Filed February 12, 2013

15. In a similar manner to your disclosures regarding free cash flow for the nine months ended December 31, 2012 and December 31, 2011, please provide the disclosures required by 100(a) of Regulation G for the free cash flow amounts disclosed for the three months ended December 31, 2012 and December 31, 2011.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief